ANTHRA PHARMACEUTICALS, INC.
                          103 Carnegie Center, Suite 102
                                Princeton, NJ 08540
                                   (609) 514-1060



                                   June 23, 1998


VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Filing Desk

     Re: Anthra Pharmaceuticals, Inc. Registration Statement on Form 8-A File Number 000-24107
              Request for Withdrawal

Ladies and Gentlemen:

                  Anthra Pharmaceuticals, Inc., a Delaware corporation (the "Registrant"), hereby makes application to immediately withdraw its Registration Statement on Form 8-A (the "8-A Registration Statement"), relating to the Registrant's Common Stock, $0.01 par value per share. This request for withdrawal of the 8-A Registration Statement is being made because the Registrant will not request effectiveness for its Registration Statement on Form S-1 (Registration No. 333-47725) by the date the 8-A Registration Statement would automatically become effective pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

                  Should you have any questions regarding this matter, please call our attorney, John R. Hempill of Morrison & Foerster LLP, at (212) 468-8082.

                                   Sincerely,

                                   ANTRHA PHARMACEUTICALS, INC.


                                   By: /s/ Michael C. Walker
                                   Michael C. Walker
                                   President



cc:  Shelley E. Parratt
        (Securities and Exchange Commission)

        Joseph K. Pascale
        (Securities and Exchange Commission)

        Eric C. Wasiuta
        (NASDAQ National Stock Market, Inc.)